PRICING SUPPLEMENT NO. 976
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-155535
Dated November 24, 2010



Optimization

JPMorgan Chase & Co. $13,578,180 Autocallable Optimization Securities with Contingent Protection

Linked to the common shares of Research In Motion Limited due on December 1, 2011

Investment Description

Autocallable Optimization Securities with Contingent Protection, which we refer to as the "Notes," are unsecured and unsubordinated notes issued by JPMorgan Chase & Co. (the "Issuer") linked to the performance of the common stock of a specific company (the "Underlying Stock"). The Notes are designed for investors who want to express a neutral to bullish view of the Underlying Stock. If the closing price of one share of the Underlying Stock on any Observation Date is at or above the Initial Share Price (subject to adjustments, in the sole discretion of the calculation agent, in the case of certain corporate events described in the accompanying product supplement no. UBS-13-A-I under "General Terms of Notes — Anti-Dilution Adjustments"), the Notes will be automatically called for an annualized return of 26.95%. If the Notes are not called, at maturity you will receive your principal, unless the closing price of one share of the Underlying Stock has declined below the Trigger Price on the Final Valuation Date, in which case you will lose 1% of your principal for every 1% that the Final Share Price is less than the Initial Share Price. **Investing in the Notes involves significant risks. You must be willing to risk losing up to 100% of your investment. The contingent protection feature applies only if you hold the Notes to maturity, and any payment on the Notes, including any contingent protection, is subject to the creditworthiness of the Issuer.**

Features

❑ **Tactical Investment Opportunity:** If you believe the Underlying Stock will be flat or appreciate in value over the term of the Notes but are unsure about the exact timing or magnitude of the appreciation, the Notes provide an opportunity to generate returns based on this market view. The Notes will be automatically called for the principal amount plus the applicable Call Return if the closing price of one share of the Underlying Stock on any Observation Date is equal to or greater than the closing price of one share of the Underlying Stock on the Trade Date. If the Notes are not called, investors will have downside market exposure to the Underlying Stock at maturity, subject to the contingent protection feature.

❑ **Contingent Protection Feature:** If you hold the Notes to maturity and the Final Share Price is not below the Trigger Price on the Final Valuation Date, you will receive at least your initial investment back, subject to the creditworthiness of the Issuer. **If the Final Share Price of one share of the Underlying Stock is less than the Trigger Price on the Final Valuation Date, your Notes will be fully exposed to any decline in the closing price of one share of the Underlying Stock on the Final Valuation Date relative to the Initial Share Price, and you could lose some or all of your principal amount.**

Key Dates

Trade Date	November 24, 2010
Settlement Date	November 30, 2010
Final Valuation Date[1]	November 25, 2011
Maturity Date[1]	December 1, 2011
CUSIP:	46634X641
ISIN:	US46634X6417

[1] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. UBS-13-A-I

Note Offering

We are offering Autocallable Optimization Securities with Contingent Protection linked to the common shares of Research In Motion Limited. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

Underlying Stock	Call Return Rate*	Initial Share Price**	Trigger Price**	CUSIP	ISIN
Common Shares of Research In Motion Limited	26.95% p.a.	$59.50	$38.68 (65% of the Initial Share Price)	46634X641	US46634X6417

* Annualized. If the Notes are called, your Call Return will vary depending on the Observation Date on which the Notes are called.
** Subject to adjustments. See "Final Terms" in this pricing supplement.

See "Additional Information about JPMorgan Chase & Co. and the Notes" in this pricing supplement. The Notes will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-13-A-I dated May 4, 2010 and this pricing supplement. See "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement no. UBS-13-A-I for risks related to investing in the Notes. *The terms of the Notes as set forth in this pricing supplement, to the extent they differ or conflict with those set forth in product supplement no. UBS-13-A-I, will supersede the terms set forth in product supplement no. UBS-13-A-I. In particular, please refer to "Additional Terms Specific to the Notes" in this pricing supplement.*

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement and product supplement no. UBS-13-A-I. Any representation to the contrary is a criminal offense.

	Price to Public(1)		Fees and Commissions(2)		Proceeds to Us	
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note
Notes Linked to Research In Motion Limited	$13,578,180	$10	$169,727.25	$0.125	$13,408,452.75	$9.875

(1) The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-15 of the accompanying product supplement no. UBS-13-A-I.

(2) UBS Financial Services Inc., which we refer to as UBS, will receive a commission of $0.125 per $10 principal amount Note.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

J.P.Morgan

Additional Information about JPMorgan Chase & Co. and the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-13-A-I dated May 4, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the Notes, supplements the free writing prospectus related hereto dated November 22, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-13-A-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- Product supplement no. UBS-13-A-I dated May 4, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210001818/e38645_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

The Notes may be suitable for you if, among other considerations:

♦ You believe the closing price of one share of the Underlying Stock will not be below the Trigger Price on the Final Valuation Date.

♦ You are willing to expose your principal to the full downside performance of the Underlying Stock, if the closing price of one share of the Underlying Stock is below the Trigger Price on the Final Valuation Date.

♦ You believe the closing price of one share of the Underlying Stock will be at or above the Initial Share Price on any Observation Date, including the Final Valuation Date.

♦ You believe the closing price of one share of the Underlying Stock will remain stable for the term of the Notes and will close at or above the Initial Share Price on the Final Valuation Date.

♦ You are willing to hold Notes that will be called on the earliest Observation Date on which the closing price of one share of the Underlying Stock is at or above the Initial Share Price, and you are otherwise willing and able to hold the Notes to maturity.

♦ You are willing to make an investment the return of which is limited to the pre-specified returns on Call Settlement Dates based on an annualized return of 26.95%.

♦ You are willing to invest in securities for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, is willing to trade the Notes.

♦ You do not seek current income from this investment.

♦ You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

♦ You believe the closing price of one share of the Underlying Stock will be below the Trigger Price on the Final Valuation Date.

♦ You seek an investment that is fully principal protected.

♦ You are not willing to make an investment in which you could lose up to 100% of your principal amount.

♦ You seek an investment the return of which is not limited to the pre-specified returns on Call Settlement Dates based upon an annualized return of 26.95%.

♦ You are unwilling or unable to hold Notes that will be called on any Observation Date on which the closing price of one share of the Underlying Stock is at or above the Initial Share Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

♦ You prefer to receive dividends paid on the Underlying Stock.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦ You seek current income from this investment.

♦ You are unwilling or unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.

♦ You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 6 of this pricing supplement and "Risk Factors" in the accompanying product supplement no. UBS-13-A-I for risks related to an investment in the Notes.

Final Terms	
Issuer	JPMorgan Chase & Co.
Underlying Stock	Common Shares of Research In Motion Limited
Principal Amount	$10 per Note (subject to a minimum purchase of 100 Notes or $1,000)
Term	12 months, unless called earlier
Call Feature	The Notes will be called if the closing price of one share of the Underlying Stock on any Observation Date is equal to or above the Initial Share Price.
Observation Dates[†]	December 27, 2010 January 25, 2011 February 22, 2011 March 25, 2011 April 25, 2011 May 24, 2011 June 24, 2011 July 25, 2011 August 25, 2011 September 26, 2011 October 25, 2011 November 25, 2011 (Final Valuation Date)
Call Settlement Dates	4th business day following the applicable Observation Date, except that the Call Settlement Date for the Final Valuation Date is the Maturity Date.
Returns on Call Settlement Dates/ Call Prices	If the Notes are called, on the applicable Call Settlement Date, investors will receive a cash payment per $10 principal amount Note equal to the Call Price for the applicable Observation Date. The Returns on Call Settlement Dates will be based upon an annualized return of 26.95%.

Observation Date[†]	Return on Call Settlement Dates	Call Price (per $10)
December 27, 2010	2.24583%	$10.2246
January 25, 2011	4.49167%	$10.4492
February 22, 2011	6.73750%	$10.6738
March 25, 2011	8.98333%	$10.8983
April 25, 2011	11.22917%	$11.1229
May 24, 2011	13.47500%	$11.3475
June 24, 2011	15.72083%	$11.5721
July 25, 2011	17.96667%	$11.7967
August 25, 2011	20.21250%	$12.0213
September 26, 2011	22.45833%	$12.2458
October 25, 2011	24.70417%	$12.4704
November 25, 2011 (Final Valuation Date)	26.95000%	$12.6950

Payment at Maturity (per $10 Note)	**If the Notes are not automatically called and the closing price of one share of the Underlying Stock is not below the Trigger Price on the Final Valuation Date,** you will receive a cash payment at maturity equal to $10 per $10 principal amount Note.* **If the Notes are not automatically called and the closing price of one share of the Underlying Stock is below the Trigger Price on the Final Valuation Date,** you will receive a cash payment at maturity per $10 principal amount Note equal to: $10 x (1 + Stock Return) In this case, you may lose all or a substantial portion of your principal amount, depending on how much the closing price of one share of the Underlying Stock has declined on the Final Valuation Date relative to the Initial Share Price.
Stock Return	$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$
Initial Share Price[††]	The closing price of one share of the Underlying Stock on the Trade Date, which was $59.50
Final Share Price	The closing price of one share of the Underlying Stock on the Final Valuation Date
Trigger Price[††*]	65% of the Initial Share Price, which is $38.68

[†]   Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Call Feature" and "Description of Notes — Payment at Maturity" in the accompanying product supplement no. UBS-13-A-I

[††] Subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock as described under "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. UBS-13-A-I.

[*]   Contingent protection is provided by JPMorgan Chase & Co. and, therefore, is dependent on the ability of JPMorgan Chase & Co. to satisfy its obligations when they become due.

Determining Payment upon Automatic Call or at Maturity

Was the closing price of one share of the Underlying Stock on any Observation Date at or above the Initial Share Price?

Yes → You will receive, per $10 principal amount note, the Call Price for the applicable Observation Date as described under "Final Terms – Returns on Call Settlement Dates/Call Prices." The Call Price is based on the Return on Call Settlement Date.

No ↓

Was the closing price of one share of the Underlying Stock below the Trigger Price on the Final Valuation Date?

No → At maturity you will receive your principal of $10 per $10 principal amount Note.

Yes ↓

Determine the Stock Return → At maturity you will receive, per $10 principal amount note, your principal reduced by the percentage decrease in the closing price of one share of the Underlying Stock from the Initial Share Price to the Final Share Price, calculated as follows:

$10 x (1 + Stock Return)

In this scenario, you could lose some or all of your principal amount depending on how much the closing price of one share of the Underlying Stock has declined on the Final Valuation Date relative to the Initial Share Price.

Your Notes are not fully principal protected. If the Notes are not automatically called and the closing price of one share of the Underlying Stock is below the Trigger Price on the Final Valuation Date, the contingent protection is lost and at maturity your principal amount will be fully exposed to any decrease in the closing price of one share of the Underlying Stock on the Final Valuation Date relative to the Initial Share Price. Any payment on the Notes, including any contingent protection, is subject to the creditworthiness of the Issuer.

Hypothetical Scenario Analysis and Examples upon Automatic Call or at Maturity

The scenario analysis and examples below are hypothetical and provided for illustration purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the closing price of one share of the Underlying Stock relative to the Initial Share Price. We cannot predict the Final Share Price or the closing price of one share of the Underlying Stock on any of the Observation Dates (including the Final Valuation Date). You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Underlying Stock. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the hypothetical payment upon an automatic call or at maturity for a $10 principal amount Note, based on the following information:

Investment Term: 12 months (unless earlier called)
Initial Share Price: $59.50
Trigger Price: $38.68 (65% of the Initial Share Price)
Returns on Call Settlement Dates and Call Prices:

Observation Dates	Call Returns*	Call Price*
December 27, 2010	2.24583%	$10.2246
January 25, 2011	4.49167%	$10.4492
February 22, 2011	6.73750%	$10.6738
March 25, 2011	8.98333%	$10.8983
April 25, 2011	11.22917%	$11.1229
May 24, 2011	13.47500%	$11.3475
June 24, 2011	15.72083%	$11.5721
July 25, 2011	17.96667%	$11.7967
August 25, 2011	20.21250%	$12.0213
September 26, 2011	22.45833%	$12.2458
October 25, 2011	24.70417%	$12.4704
November 25, 2011 (Final Valuation Date)	26.95000%	$12.6950

* Based on the return on Call Settlement Dates of 26.95% per annum.

Example 1 — The closing price of one share of the Underlying Stock increases above the Initial Share Price to $65.00 on the first Observation Date — the Notes are called.
Because the closing price of one share of the Underlying Stock on the first Observation Date is at or above the Initial Share Price, the Notes are automatically called on the first Observation Date at the applicable Call Price of $10.2246 per Note, representing a 2.24583% return on the Notes. As long as the Underlying Stock closes at or above the Initial Share Price on any of the twelve Observation Dates, you will receive the applicable Call Price, regardless of whether or not the Underlying Stock would have closed below the Trigger Price on the Final Valuation Date.

Example 2 — The closing price of one share of the Underlying Stock on each of the first eleven Observation Dates is below the Initial Share Price and rises above the Initial Share Price to $65.00 on the Final Valuation Date — the Notes are called.
Although the closing price of one share of the Underlying Stock on each of the first eleven Observation Dates is below the Initial Share Price, the closing price of one share of the Underlying Stock on the Final Valuation Date is above the Initial Share Price, and the Notes are automatically called on the Final Valuation Date at the applicable Call Price of $12.6950 per Note, representing a 26.95% return on the Notes.

Example 3 — The closing price of one share of the Underlying Stock is below the Initial Share Price on all twelve Observation Dates but the closing price of one share of the Underlying Stock is $45.00, which is not below the Trigger Price, on the Final Valuation Date — the Notes are NOT called.
Because the closing price of one share of the Underlying Stock on all twelve Observation Dates is below the Initial Share Price, the Notes are not automatically called. Furthermore, because (i) the Notes are not called and (ii) the closing price of one share of the Underlying Stock has not declined below the Trigger Price on the Final Valuation Date, you will receive the principal amount of $10.00 per Note at maturity (a zero percent return).

Example 4 — The closing price of one share of the Underlying Stock is below the Initial Share Price on all twelve Observation Dates. In addition, the closing price of one share of the Underlying Stock falls below the Trigger Price to $23.80 on the Final Valuation Date — the Notes are NOT called.
Because the closing price of one share of the Underlying Stock on all twelve Observation Dates is below the Initial Share Price, the Notes are not automatically called. Furthermore, because the closing price of one share of the Underlying Stock has declined below the Trigger Price on the Final Valuation Date, you will lose contingent protection and will be fully exposed to any amount by which the Final Share Price is below the Initial Share Price. Therefore, the return on the Notes is –60.00%. Expressed as a formula:

Stock Return = (23.80 – 59.50) / 59.50 = -60.00%
Payment at Maturity = $10 x (1 + – 60%) = $4.00

In this example, you would lose some of your principal amount at maturity.

If the Notes are not automatically called and the closing price of one share of the Underlying Stock is below the Trigger Price on the Final Valuation Date, the contingent protection feature is lost and you are fully exposed to any decreases in the closing price of one share of the Underlying Stock on the Final Valuation Date relative to the Initial Share Price and you will lose some or all of your principal at maturity.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-13-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the Notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your Notes should be treated as short-term capital gain or loss unless you hold your Notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlying Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. UBS-13-A-I. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

Risks Relating to the Notes Generally

- **Your Investment in the Notes May Result in a Loss:** If the Notes are not automatically called and the Final Share Price is less than the Trigger Price, you will lose 1% of your principal for every 1% that the Final Share Price is less than the Initial Share Price.
- **Limited Return on the Notes:** Your potential gain on the Notes will be limited by the applicable Call Price, regardless of the appreciation in the closing price of one share of the Underlying Stock, which may be significant. Because the closing price of one share of the Underlying Stock at various times during the term of the Notes could be higher than on the Observation Dates and on the Final Valuation Date, you may receive a lower payment if the Notes are automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Underlying Stock.
- **Credit Risk of JPMorgan Chase & Co.:** The Notes are unsecured and unsubordinated debt obligations of the issuer, JPMorgan Chase & Co., and will rank *pari passu* with all of our other unsecured and unsubordinated obligations. The Notes are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any element of protection provided at maturity, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any element of protection or any amounts owed to you under the terms of the Notes.
- **Potential Conflicts:** We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We and/or our affiliates may also currently or from time to time engage in business with the issuer of the Underlying Stock, including extending loans to, or making equity investments in, the issuer of the Underlying Stock or providing advisory services to the issuer of the Underlying Stock. As a prospective purchaser of the Notes, you should undertake an independent investigation of the issuer of the Underlying Stock as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.
- **Reinvestment Risk:** If your Notes are called early, the holding period over which you would receive the per annum return of 26.95% could be as little as one month. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the Notes are called prior to the maturity date.
- **Single Stock Risk:** The price of the Underlying Stock can rise or fall sharply due to factors specific to that Underlying Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying Stock and its issuer, please see "The Underlying Stock" and "Research In Motion Limited" in this pricing supplement and the issuer's SEC filings referred to in those sections.

- **Certain Built-In Costs Are Likely to Affect Adversely the Value of the Notes Prior to Maturity:** While the payment on any Call Settlement Date or at maturity, if any, described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS's commission and the estimated cost of hedging our obligations under the Notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's commission and our hedging costs, including those set forth under "Many Economic and Market Factors Will Influence the Value of the Notes" below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **Your Contingent Protection May Terminate on the Final Valuation Date:** If the Notes are not called and the closing price of one share of the Underlying Stock has declined below the Trigger Price on the Final Valuation Date, you will at maturity be fully exposed to any depreciation in the closing price of one share of the Underlying Stock from the Initial Share Price to the Final Share Price. We refer to this feature as contingent protection. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. If these Notes had a full protection feature that was not contingent, under the same scenario, you would have received the full principal amount of your Notes at maturity. As a result, your investment in the Notes may not perform as well as an investment in a security with a return that includes full non-contingent protection.

- **Contingent Protection Applies Only If You Hold the Notes to Maturity:** You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a discount and you will not have protection for any decline in the price of the Underlying Stock.

- **The Probability That the Final Share Price Will Fall Below the Trigger Price on the Final Valuation Date Will Depend on the Volatility of the Underlying Stock:** "Volatility" refers to the frequency and magnitude of changes in the price of the Underlying Stock. If the Underlying Stock has historically experienced significant volatility, there is a higher probability that the Final Share Price will fall below the Trigger Price on the Final Valuation Date. As a result, you may lose some or all of your investment.

- **No Dividend Payments or Voting Rights in the Underlying Stock:** As a holder of the Notes, you will not have any ownership interest or rights in the Underlying Stock, such as voting rights or dividend payments. In addition, the issuer of the Underlying Stock will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Underlying Stock and the Notes.

- **No Affiliation with the Underlying Stock Issuer:** We are not affiliated with the issuer of the Underlying Stock. We assume no responsibility for the adequacy of the information about the Underlying Stock issuer contained in this pricing supplement or in product supplement no. UBS-13-A-I. You should make your own investigation into the Underlying Stock and its issuer. We are not responsible for the Underlying Stock issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **No Assurances of a Flat or Bullish Environment:** While the Notes are structured to provide potentially enhanced returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

- **No Periodic Interest Payments:** You will not receive any periodic interest payments on the Notes.

- **Lack of Liquidity:** The Notes will not be listed on any securities exchange. JPMS intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.

- **Anti-Dilution Protection Is Limited and May Be Discretionary:** Although the calculation agent will adjust the Initial Share Price and Trigger Price for certain corporate events (such as stock splits and stock dividends) affecting the Underlying Stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the Underlying Stock. If an event occurs that does not require the calculation agent to adjust the Initial Share Price and the Trigger Price, the market value of your Notes and the payment at maturity may be materially and adversely affected. You should also be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from what is described in the accompanying product supplement as it deems necessary to ensure an equitable result. Subject to the foregoing, the calculation agent is under no obligation to consider your interests as a holder of the Notes in making these determinations.

- **Hedging and Trading in the Underlying Stock:** While the Notes are outstanding, we or any of our affiliates may carry out hedging activities related to the Notes, including in the Underlying Stock or instruments related to the Underlying Stock. We or our affiliates may also trade in the Underlying Stock or instruments related to the Underlying Stock from time to time. Any of these hedging or trading activities as of the Trade Date and during the term of the Notes could adversely affect our payment to you at maturity.

- **Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates:** JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations (for example, with respect to the issuer of the Underlying Stock) that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold the Underlying Stock and could affect the value of the Underlying Stock, and therefore the market value of the Notes.

- **Tax Treatment:** Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

- **Potential JPMorgan Chase & Co. Impact on Market Price of Underlying Stock:** Trading or transactions by JPMorgan Chase & Co. or its affiliates in the Underlying Stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Stock may adversely affect the market price of the Underlying Stock and, therefore, the market value of the Notes.

- **Market Disruptions May Adversely Affect Your Return:** The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price of one share of the Underlying Stock on an Observation Date, determining if the Notes are to be automatically called, calculating the Stock Return if the Notes are not automatically called and calculating the amount that we are required to pay you, if any, upon an automatic call or at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes, it is possible that one or more of the Observation Dates and the applicable payment date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. UBS-13-A-I.

- **Many Economic and Market Factors Will Influence the Value of the Notes:** In addition to the value of the Underlying Stock and interest rates on any trading day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. UBS-13-A-I.

- **Risks Associated with Non-U.S. Securities:** An investment in the Notes linked to the value of non-U.S. equity securities, such as the common shares of Research In Motion Limited ("Research In Motion" and such common shares, the "common stock of Research In Motion"), which are issued by a Canadian issuer and traded on both the NASDAQ Stock Market in U.S. dollars and the Toronto Stock Exchange in Canadian dollars, involves risks associated with the home country of the issuer of non-U.S. equity securities. The Notes are linked to the common stock of Research In Motion quoted and traded in U.S. dollars on the NASDAQ Stock Market, which may trade differently from such common stock quoted and traded in Canadian dollars on the Toronto Stock Exchange. Non-U.S. companies, such as those in Canada, are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of the issuer of the non-U.S. equity securities, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economy of such country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such country may be subjected to different and, in some cases, more adverse economic environments.

- **Currency Exchange Rate Risk:** Because the common stock of Research In Motion is quoted and traded in U.S. dollars on the NASDAQ Stock Market and in Canadian dollars on the Toronto Stock Exchange, fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar will likely affect the relative value of the common stock of Research In Motion in the two different currencies and, as a result, will likely affect the market price of the common stock of Research In Motion trading on the NASDAQ Stock Market. These trading differences and the currency exchange rate may affect the market value of the Notes, whether the closing price of one share of the Underlying Stock is equal to or above the Initial Share Price on any Observation Date and whether the Final Share Price of the common stock of Research In Motion will fall below the applicable Trigger Price on the Final Valuation Date. The Canadian dollar has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rate of the Canadian dollar and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the Notes linked to the common stock of Research In Motion. The exchange rate between the Canadian dollar and the U.S. dollar is the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Canada and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Canada and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Canada, the United States and other jurisdictions important to international trade and finance.

The Underlying Stock

Included on the following pages is a brief description of the issuer of the Underlying Stock. This information has been obtained from publicly available sources and is provided for informational purposes only. Set forth below is a table that provides the quarterly high and low closing prices for the Underlying Stock. The information given below is for the four calendar quarters in each of 2005, 2006, 2007, 2008 and 2009 and the first three calendar quarters of 2010. Partial data is provided for the fourth calendar quarter of 2010. We obtained the closing price information set forth below from the Bloomberg Professional® service ("Bloomberg") without independent verification. You should not take the historical prices of the Underlying Stock as an indication of future performance.

The Underlying Stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the Underlying Stock with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the issuer of the Underlying Stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. We do not make any representation that these publicly available documents are accurate or complete.

Research In Motion Limited

According to its publicly available filings with the SEC, Research In Motion Limited, which we refer to as Research In Motion, is a Canadian company and is a designer, manufacturer and marketer of wireless solutions for the worldwide mobile communications market. The common shares of Research In Motion, no par value, which we refer to as the "common stock of Research In Motion", are listed on the NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Research In Motion in the accompanying product supplement no. UBS-13-A-I. Research In Motion's SEC file number is 000-29898.

Historical Information Regarding the Common Stock of Research In Motion

The following table sets forth the quarterly high and low closing prices for Research In Motion's common stock, based on daily closing prices on the primary exchange for Research In Motion, as reported by Bloomberg. The closing price of the common stock of Research In Motion on November 24, 2010 was $59.50. We obtained the closing prices and other information below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

Since its inception, the price of the common stock of Research In Motion has experienced significant fluctuations. The historical performance of the common stock of Research In Motion should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Research In Motion during the term of the Notes. We cannot give you assurance that the performance of the common stock of Research In Motion will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Research In Motion will pay in the future. In any event, as an investor in the Notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Research In Motion.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Close
1/3/2005	3/31/2005	$ 27.71	$ 20.21	$ 25.47
4/1/2005	6/30/2005	$ 27.94	$ 21.20	$ 24.58
7/1/2005	9/30/2005	$ 27.19	$ 22.68	$ 22.80
10/3/2005	12/30/2005	$ 22.77	$ 19.15	$ 22.00
1/3/2006	3/31/2006	$ 29.57	$ 21.42	$ 28.29
4/3/2006	6/30/2006	$ 28.76	$ 20.68	$ 23.26
7/3/2006	9/29/2006	$ 34.22	$ 20.79	$ 34.22
10/2/2006	12/29/2006	$ 47.19	$ 33.34	$ 42.59
1/3/2007	3/30/2007	$ 48.92	$ 40.40	$ 45.50
4/2/2007	6/29/2007	$ 66.66	$ 43.76	$ 66.66
7/2/2007	9/28/2007	$ 99.86	$ 65.92	$ 98.55
10/1/2007	12/31/2007	$133.36	$ 96.26	$113.40
1/2/2008	3/31/2008	$118.15	$ 84.10	$112.23
4/1/2008	6/30/2008	$147.55	$115.47	$116.90
7/1/2008	9/30/2008	$133.75	$ 61.73	$ 68.30
10/1/2008	12/31/2008	$ 66.93	$ 36.86	$ 40.58
1/2/2009	3/31/2009	$ 59.17	$ 35.25	$ 43.07
4/1/2009	6/30/2009	$ 85.44	$ 45.62	$ 71.05
7/1/2009	9/30/2009	$ 85.77	$ 65.62	$ 67.55
10/1/2009	12/31/2009	$ 69.99	$ 55.74	$ 67.54
1/4/2010	3/31/2010	$ 75.98	$ 61.41	$ 73.95
4/1/2010	6/30/2010	$ 73.87	$ 49.26	$ 49.26
7/1/2010	9/30/2010	$ 57.53	$ 42.86	$ 48.69
10/1/2010	11/24/2010*	$ 59.50	$ 47.31	$ 59.50

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2010 includes data for the period from October 1, 2010 through November 24, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The graph below illustrates the weekly performance of Research In Motion's common stock from January 7, 2000 through November 19, 2010, based on information from Bloomberg without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.



Supplemental Plan of Distribution

We have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.

Subject to regulatory constraints, JPMS intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-15 of the accompanying product supplement no. UBS-13-A-I.